UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-08529

Legg Mason, Inc.
(Exact name of registrant as specified in its charter)
100 International Drive
Baltimore, MD 21202
(410) 539-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.45% Junior Subordinated Notes due 2056
6.375% Junior Subordinated Notes due 2056
3.950% Senior Notes due 2024
5.625% Senior Notes due 2044
4.750% Senior Notes due 2026
(Title of each class of securities covered by this Form)

Common stock, $0.10 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
5.45% Junior Subordinated Notes due 2056: less than 300
6.375% Junior Subordinated Notes due 2056: less than 300
3.950% Senior Notes due 2024: less than 300
5.625% Senior Notes due 2044: less than 300
4.750% Senior Notes due 2026: less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Legg Mason, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEGG MASON, INC.

Date:	August 20, 2020	By:	/s/ Gwen L. Shaneyfelt
		Name:	Gwen L. Shaneyfelt
		Title:	Vice President and Chief Financial Officer

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